FRANKLIN FUND ALLOCATOR SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

April 27, 2015

Filed Via EDGAR (CIK #0001022804)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Fund Allocator Series (the “Registrant”)

(File Nos. 333-13601, 811-07851)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on April 15, 2015 with regard to Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on February 27, 2015 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), to revise certain strategies in the fund prospectuses of the Franklin Conservative Allocation Fund, Franklin Moderate Allocation Fund and the Franklin Growth Allocation Fund.

 Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  For Franklin Growth Allocation Fund, clarify whether the Board can change the terms of the waiver agreement.

Response:  The applicable sentence in the expense waiver footnote to the “Annual Fund Operating Expenses” table has been revised to read: “Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.”

2.         Comment:  For Franklin Growth Allocation Fund, clarify the reference to a previous contractual fee waiver in the expense waiver footnote to the Annual Fund Operating Expenses table.

Response:  The reference to a previous contractual fee waiver in the expense waiver footnote to the “Annual Fund Operating Expenses” table has been removed since it was not applicable to the Fund’s most recent fiscal year.

3.         Comment:  For each of the Funds, review the applicability of the reference to “other expenses” being based on estimated amounts as stated in the first footnote to the Annual Fund Operating Expenses table.

U.S. Securities and Exchange Commission

April 27, 2015

Response:  The footnote was removed for each Fund since other expenses are based on actual amounts for the most recent fiscal year.

4.         Comment:  For Franklin Conservative Allocation Fund and Franklin Moderate Allocation, review the applicability of the sentence in the Example table lead-in paragraph which reads: “The Example reflects adjustments made to the Fund's operating expenses due to the fee waiver and/or expense reimbursement by management for the 1 Year numbers only.”

Response:  The sentence was removed for each Fund since there were no fee waivers or expense reimbursements.

5.         Comment:  In the “Principal Investment Strategies” section for Franklin Growth Allocation Fund, consider tying the investment style criterion in the equity fund selection discussion to the Fund’s growth mandate.

Response:  The reference to balancing growth versus value in assessing investment style was removed.

6.         Comment:  Disclose the sell strategy in the portfolio selection discussion.

Response:   The investment managers of the Funds generally manage the assets of the Funds according to a “buy and hold” strategy.  In fact, each Fund’s portfolio turnover is relatively low (less than 18%).  Because each Fund’s focus is on long-term investing, the Prospectus was not revised to include this disclosure.  However, in the event a Fund’s portfolio turnover were to exceed 125%, the Registrant will consider adding disclosure relating to any “sell” strategy.

7.         Comment:  Include commodities disclosure in the summary prospectus.

Response:  The Registrant believes that such disclosure is not necessary because, in total, commodities investments are not a principal strategy of any of the Funds. In addition, in our Form N-1A Item 9 disclosures, we include a summary of each underlying fund’s principal investment strategies and risks, including commodities risk.

8.         Comment:  Include microcap disclosure in the summary prospectus.

Response:  The Registrant believes that such disclosure is not necessary because, in total, microcap investments are not a principal strategy of any of the Funds. In addition, in our Form N-1A Item 9 disclosures, we include a summary of each underlying fund’s principal investment strategies and risk, including small cap securities risk.

9.         Comment:  Use the “joint and primarily” language, as discussed in Form N-1A, in the disclosure of portfolio managers with co-lead responsibilities.

Response:  The description of the portfolio managers has been revised accordingly.

U.S. Securities and Exchange Commission

April 27, 2015

Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President

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